09040900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66783

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managed Account Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 E. Swedesford Road, Suite 310
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy J. Stoklosa 609-921-8917
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy J. Stoklosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managed Account Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA L. BLANCO
Notary Public
State of New Jersey
My Commission Expires Dec. 13, 2010

Debra L. Blanco
Notary Public

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Managed Account Services, LLC

Statement of Financial Condition

As of December 31, 2008

Contents

0904-1046230-PH

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Managed Account Services, LLC

We have audited the accompanying statement of financial condition of Managed Account Services, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2009

0904-1046230-PH

Managed Account Services, LLC

Statement of Financial Condition

December 31, 2008

(In Thousands)

Assets	
Cash and cash equivalents	$ 859
Fixed assets, at cost (net of accumulated depreciation of $36)	1
Deposits	50
Due from affiliate	2
Other assets	41
Total assets	$ 953
Liabilities and member's interest	
Liabilities:	
Payable to Parent	$ 56
Accounts payable and other accrued liabilities	55
Total liabilities	111
Member's interest	842
Total liabilities and member's interest	$ 953

See accompanying notes.

1. Organization

Managed Account Services, LLC (the "Company"), a wholly owned subsidiary of Clearbrook Financial, LLC (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in October 2004 and received approval to operate as a licensed broker-dealer on July 6, 2005. The Company is an introducing broker-dealer that offers an integrated investment management platform.

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC (the "Clearing Broker").

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Depreciation and Amortization

Fixed assets are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life.

Income Taxes

No provision for the payment of federal, state or local income taxes has been provided, since the Company is not subject to income tax and income and losses are allocated to the Parent's individual members, who are responsible for reporting such income and losses and paying taxes on them.

Guarantees

Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual

2. Significant Accounting Policies (continued)

Guarantees (continued)

obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition is reasonable and prudent. Actual results could differ from these estimates.

3. Transactions with Customers

For transactions where the Company's Clearing Broker extends credit to customers, the Clearing Broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company did not have any margin accounts at December 31, 2008.

4. Fixed Assets

Fixed assets as of December 31, 2008 consist of:

Computers and printers	$ 35,451
Office equipment	1,707
	37,158
Less accumulated depreciation	35,673
Fixed assets, net	$ 1,485

5. Commitments and Contingencies

The Parent is committed to pay rent for office space under a noncancelable lease with minimum annual rental payments. The Company has agreed to reimburse the Parent for certain shared services including leases under an Expense Sharing Agreement (see Note 6). Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Parent's expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2009	$ 80,848
2010	54,790
2011	–
2012	–
2013	–
Total	$ 135,638

In addition, at December 31, 2008, the Company did not have any subordinated borrowings.

6. Related-Party Transactions

The Company has an Expense Sharing Agreement with its Parent for reimbursement of expenses incurred for certain data processing and communications support, personnel costs, rental arrangements for various furniture, fixtures, leasehold improvements and other shared services. The Company has a payable of $55,587 to its Parent at December 31, 2008.

In January 2008, the Company sold certain fixed assets to another subsidiary of the Parent. These assets were sold at book value for $131,381 and payment was received during the year.

Employees of the Company participate in a 401(k) plan of the Parent. The Company reimburses the Parent for its proportionate share of the cost of this plan on a monthly basis.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis. As a result, operating results of the Company could be materially different in the absence of its relationship with the Parent.

7. Concentrations of Credit Risk

The Company may engage in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

Additionally, in the normal course of business the Company may enter into transactions for securities purchased and sold on a when-issued basis ("when-issued securities"), which would be recorded on the statement of operations as unrealized gains and losses.

The Company did not hold any financial instruments or securities during the year ended or at December 31, 2008.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $779,564 which was $729,564 in excess of the required net capital of $50,000. The Company's aggregated indebtedness at December 31, 2008 was $110,538, and its aggregate indebtedness to net capital ratio was .14 to 1.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

9. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted FAS 157 as required on January 1, 2008. FAS 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("an exit price"). As of December 31, 2008, the Company did not have any assets or liabilities that were subject to fair value measurement, and the adoption of FAS 157 had no impact on the Company's financial statements.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP 48-3"), deferring the effective date of FIN 48, for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109, *Accounting for Income Taxes*). FSP 48-3 defers the effective date of FIN 48 for fiscal years beginning after December 15, 2008. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements has not yet been determined.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

Managed Account Services, LLC
(A Wholly Owned Subsidiary of Clearbrook Financial, LLC)
As of December 31, 2008
With Report of Independent Registered
Public Accounting Firm

0904-1046230-PH